FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

April 12, 2007

Commission File Number: 333-119497

MECHEL OAO

(Translation of registrant’s name into English)

Krasnopresnenskaya Naberezhnaya 12

Moscow 123610

Russian Federation

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐   No ☒

Note: Regulation S-T Rule 101(b)(c) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐   No ☒

Note:  Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

MECHEL ANNOUNCES FULFILLMENT OF ITS OBLIGATIONS FOLLOWING THE RESULTS OF THE
AUCTION TO ACQUIRE SOUTHERN KUZBASS POWER PLANT

Moscow, Russia – April 12, 2007, – Mechel OAO (NYSE: MTL) announces the fulfillment of its obligations related to the previously announced acquisition of 93.35% of the shares of Southern Kuzbass Power Plant OAO.

As the result of the auction held on March 29, 2007, Mechel-Energo OOO owned by Mechel OAO has acquired 565,833,970 ordinary shares of Southern Kuzbass Power Plant comprising 93.35% of the charter capital of Southern Kuzbass Power Plant for RUR 6.9 billion.

Pursuant to the terms of the controlling stake sale and purchase agreement, the winner will acquire the ownership of the Power Plant shares after the offer is made to buy the securities from the minority shareholders at the tender sale price within seven days following signing the agreement.

Under the terms of the auction on April 5, 2007 Mechel-Energo OOO made an offer to the shareholders of Southern Kuzbass Power Plant to purchase the power plant shares at the price of RUR 12.19 per ordinary share.

Mechel has performed in full its financial obligations regarding payment for the 93.35% stake in Southern Kuzbass Power Plant OAO in the amount of RUR 6.9 billion. The acquisition will close upon completion of the transferring of the ownership of the ordinary shares and making a respective record in the securities’ register, at which time Mechel will become the fully legitimate owner of the controlling stake in the power plant.

“Mechel has performed as a fair partner having fully fulfilled the terms of its obligations undertaken under the transaction.  The acquisition of Southern Kuzbass Power Plant establishes a new power segment in Mechel’s business.  It will allow Mechel to produce finished product with high added value in the form of electric and heat energy from Mechel’s own steam coal,”  Mechel’s Chief Operating Officer Alexey Ivanushkin commented.

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Mechel OAO

Irina Ostryakova

Director of Communications

Phone: 7-495-221-88-88

irina.ostryakova@mechel.com

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Mechel is one of the leading Russian mining and metals companies. Mechel unites producers of coal, iron ore, nickel, steel, rolled products, and hardware. Mechel products are marketed domestically and internationally.

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Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of Mechel, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not intend to update these statements. We refer you to the documents Mechel files from time to time with the U.S. Securities and Exchange Commission, including our Form 20-F. These documents contain and identify important factors, including those contained in the section captioned “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in our Form 20-F, that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the achievement of anticipated levels of profitability, growth, cost and synergy of our recent acquisitions, the impact of competitive pricing, the ability to obtain necessary regulatory approvals and licenses, the impact of developments in the Russian economic, political and legal environment, volatility in stock markets or in the price of our shares or ADRs, financial risk management and the impact of general business and global economic conditions.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MECHEL OAO

	By:	/s/ Igor Zyuzin

	Name:	Igor Zyuzin

	Title:	CEO
Date: April 12, 2007